Pursuant to Section 15, of the Investment Sub-Advisory Agreement between Advisors Preferred, LLC and Spectrum Financial, Inc. dated August 1, 2019, the Investment Sub-Advisory Agreement is amended to include among "Funds" and "Appendix A" the Spectrum Unconstrained Fund, effective upon the commencement of investment operations of the Spectrum Unconstrained Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to the Investment Sub-Advisory Agreement.

ADVISORS PREFERRED LLC By: /s/______________________ Name: Catherine Ayers-Rigsby Title: Chief Executive Officer	SPECTRUM FINANCIAL, INC. By: /s/______________________ Name: Mary Collins Title: President

APPENDIX A

NAME OF FUND	ANNUAL MANAGEMENT FEE AS A % OF AVERAGE DAILY NET ASSETS OF THE FUND
Spectrum Low Volatility Fund	1.80%
Spectrum Advisors Preferred Fund	1.15%
Spectrum Unconstrained Fund	1.80%